Hennion & Walsh, Inc.
2001 Route 46, Waterview Plaza
Parsippany, New Jersey 07054

February 19, 2015

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re:	Smart Trust, Sustainable Impact Investing Trust, Series 1 (the “Trust”)
(File No. 333-201381) (CIK 1628960)

Ladies/Gentlemen:

The undersigned Trust, by Hennion & Walsh, Inc., as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable today or as soon thereafter as possible.

Very truly yours,

Smart Trust, Sustainable Impact Investing Trust, Series 1

By: Hennion & Walsh, Inc.

By	/s/ KEVIN D. MAHN
Kevin D. Mahn
Authorized Signator

SRA/lew